New Clinical Insights and Data Presented at 29th ECTRIMS Congress Further Advance Teva’s
Leadership in Multiple Sclerosis
Series of Events throughout Congress to Shed Light on New Data and Evolving MS Landscape

Jerusalem, September 26, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced that key data from the Company’s multiple sclerosis (MS) franchise will be featured in over 20 presentations at the 29th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Copenhagen, Denmark, October 2-5, 2013. Data presentations will provide new clinical insights on the effects of treatment with COPAXONE® (glatiramer acetate injection), the world’s leading relapsing-remitting multiple sclerosis (RRMS) treatment, and the novel effects of laquinimod, Teva’s investigational oral compound, when used to treat RRMS.

“With our sixteen year legacy in providing a safe and effective treatment for RRMS, Teva continues to discover and develop treatments that positively impact patients living with this complex, debilitating disease,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer for Teva Pharmaceutical Industries Ltd. “The continued investigation of the long-term open-label study of COPAXONE and investigation of laquinimod’s effect in MS demonstrate our ongoing focus on increasing the body of scientific knowledge available to neurologists for making appropriate treatment decisions in a rapidly evolving landscape.”

In addition to presenting data at the Congress, Teva will host two satellite symposia, “Emerging Insights in Multiple Sclerosis: Re-evaluating the Treatment Algorithm” on Thursday, October 3, 2013 from 13:00 — 14:00 CET and “Multiple Sclerosis Management: Have We Got the Focus Right?” on Friday, October 4, 2013 from 19:15 — 20:15 CET. Also during the Congress, Teva will host a roundtable event for credentialed journalists focused on the future of the MS treatment landscape and patient journey.

Data Highlights from the Teva MS Franchise

Key data being presented during ECTRIMS from Teva’s MS franchise will include twenty-year long-term clinical results from the US open-label extension study of COPAXONE® in RRMS, analyses of pooled data from the Phase 3 BRAVO and ALLEGRO clinical trials of laquinimod and results from the open-label extension phase of the BRAVO study.

COPAXONE® (glatiramer acetate injection):

•	[P 577] Twenty years of continuous treatment of multiple sclerosis with glatiramer acetate 20mg daily: long-term clinical results of the US open-label extension study (Poster Session: Long-term treatment monitoring, October 03, 15:30 — 17:00 CET) C. Ford, D. Ladkani on behalf of the US Open-Label Glatiramer Acetate Study Group

Laquinimod:

•	[P 606] Bayesian analysis of laquinimod’s effect on relapses and disability (Poster Session: Tools for detecting therapeutic response, October 03, 15:45 — 17:00 CET) G. Cutter, G. Comi, T. Vollmer, D. Ladkani, N. Sasson, V. Knappertz (Birmingham, US; Milan, IT; Aurora, US; Petah Tikva, Netanya, IL; Düssseldorf, DE / Frazer, US)

•	[P 1036] Disease progression in relapse-free patients treated with laquinimod (Poster Session: Long-term treatment monitoring, October 04, 15:30 — 17:00 CET) G. Comi, T. Vollmer, G. Cutter, N. Sasson, D. Ladkani, T. Gorfine (Milan, IT; Aurora, Birmingham, US; Netanya, Petah Tikva, IL)

•	[P 1055] Results of switching to laquinimod in the open-label extension phase of the BRAVO study (Poster Session: Long-term treatment monitoring, October 04, 15:30 — 17:00 CET) T. Vollmer, P.S. Sorensen, K. Selmaj, F. Zipp, E. Havrdova, J. Cohen, Y. Sidi, T. Gorfine, D. Arnold for the BRAVO Study Group

•	[P 1080] Evaluating the relationship between laquinimod’s effects on relapse and disability progression (Poster Session: Tools for detecting therapeutic response, October 04, 15:30 — 17:00 CET) M.P. Sormani, G. Cutter, G. Comi, T. Vollmer, P.S. Sorensen, D. Ladkani, N. Sasson, V. Knappertz (Genoa, IT; Birmingham, US; Milan, IT; Aurora, US; Copenhagen, DK; Petah Tikva, Netanya, IL; Düsseldorf, DE / Frazer, US)

ABOUT COPAXONE®
COPAXONE® (glatiramer acetate injection) is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis, including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. See additional important information at http://copaxone.com/pdfs/PrescribingInformation.aspx. For hardcopy releases, please see enclosed full prescribing information. COPAXONE® is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

Important Safety Information about COPAXONE®
Patients allergic to glatiramer acetate or mannitol should not take COPAXONE®. Some patients report a short-term reaction right after injecting COPAXONE®. This reaction can involve flushing (feeling of warmth and/or redness), chest tightness or pain with heart palpitations, anxiety, and trouble breathing. These symptoms generally appear within minutes of an injection, last about 15 minutes, and go away by themselves without further problems. During the postmarketing period, there have been reports of patients with similar symptoms who received emergency medical care. If symptoms become severe, patients should call the emergency phone number in their area. Patients should call their doctor right away if they develop hives, skin rash with irritation, dizziness, sweating, chest pain, trouble breathing, or severe pain at the injection site. If any of the above occurs, patients should not give themselves any more injections until their doctor tells them to begin again. Chest pain may occur either as part of the immediate postinjection reaction or on its own. This pain should only last a few minutes. Patients may experience more than one such episode, usually beginning at least one month after starting treatment. Patients should tell their doctor if they experience chest pain that lasts for a long time or feels very intense. A permanent indentation under the skin (lipoatrophy or, rarely, necrosis) at the injection site may occur, due to local destruction of fat tissue. Patients should follow proper injection technique and inform their doctor of any skin changes. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. These are not all of the possible side effects of COPAXONE®. For a complete list, patients should ask their doctor or pharmacist. Patients should tell their doctor about any side effects they have while taking COPAXONE®.

Patients are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

ABOUT LAQUINIMOD
Laquinimod is an oral, investigational, CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of relapsing-remitting MS. The global Phase III clinical development program evaluating oral laquinimod in MS includes two pivotal studies, ALLEGRO and BRAVO. A third Phase III laquinimod trial, CONCERTO, is evaluating two doses of the investigational product (0.6mg and 1.2mg) in approximately 1,800 patients for up to 24 months. The primary outcome measure will be time to confirmed disability progression as measured by the EDSS.

In addition to the MS clinical studies, laquinimod is currently in Phase II of development for Crohn’s disease and lupus nephritis.

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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